UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2019

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form    20-F              ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

AACR Press Release and Conference Call

On April 1, 2019, Autolus Therapeutics plc (the “Company”) issued a press release providing initial data from its ongoing Phase 1/2 ALLCAR19 trial of AUTO1 in adult acute lymphoblastic leukemia which was presented at the American Association for Cancer Research (AACR) Annual Meeting 2019 in Atlanta, Georgia. The press release is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

In addition, on April 2, 2019, members of management of the Company will hold a conference call to discuss the initial data from the Phase 1/2 ALLCAR19 trial of AUTO1 as well as the AACR poster presentation. A copy of the presentation that will accompany the conference call will be available immediately preceding the call on the Company’s website at www.autolus.com and select slides from the presentation are furnished herewith as Exhibit 99.2 to this Report on Form 6-K.

Information in the attached Exhibits 99.1 and 99.2 are being furnished and these exhibits shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall they be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated April 1, 2019, “Initial Results from Autolus Therapeutics’ ALLCAR19 Phase 1/2 Trial in Adult Acute Lymphoblastic Leukemia Presented at the AACR Annual Meeting.”

99.2	Select Slides from the Conference Call to Discuss AUTO1 ALLCAR19 Data Presentation at the AACR Annual Meeting 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: April 2, 2019	By:	/s/ Christian Itin
Name Christian Itin, Ph.D.
Title: Chief Executive Officer